SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

January 15, 2021

VIA EDGAR

Re:	Apria, Inc.
Registration Statement on Form S-1
Filed January 15, 2021
CIK No. 0001735803

Ms. Abby Adams

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Adams:

On behalf of Apria, Inc. (“Apria”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of its common stock, marked to show changes from Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”) confidentially submitted on January 4, 2021. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated January 12, 2021, regarding Amendment No. 3. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. The responses and information described below are based upon information provided to us by Apria.

Securities and Exchange Commission	2	January 15, 2021

Use of Proceeds, page 58

1.

We note that with this amendment the company will offer shares for sale, in addition to the shares to be sold by current shareholders. As it appears there is no specific plan for your use of proceeds, please revise the disclosure here to discuss the principal reasons for the offering and add a risk factor concerning the lack of a specific plan. Please refer to Item 504 of Regulation S-K.

In response to the Staff’s comment, Apria has revised its disclosures on page 50.

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Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 or William Golden at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission
Laura Crotty
Jeanne Bennett
Mary Mast

Apria, Inc.
Daniel J. Starck
Debra L. Morris
Raoul Smyth

Davis Polk & Wardwell LLP
Michael P. Kaplan
Deanna L. Kirkpatrick